FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: February 2, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2009 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	December 31, 2009	March 31, 2009
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥298,633	¥269,247
Short-term investments (Notes 4 and 5)	171,666	202,143
Trade notes receivables	15,444	13,750
Trade accounts receivables (Note 15)	202,567	158,754
Less allowances for doubtful accounts and sales returns	(3,975)	(4,669)
Inventories (Note 6)	181,278	199,641
Deferred income taxes (Note 9)	37,054	35,187
Other current assets (Notes 5 and 7)	86,178	78,263

Total current assets	988,845	952,316

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Notes 5 and 15)	1,373	19,376
Securities and other investments (Notes 4 and 5)	372,466	351,849

Total investments and advances	373,839	371,225

Property, plant and equipment:
Land	57,019	57,077
Buildings	285,794	288,460
Machinery and equipment	689,606	707,399
Construction in progress	8,656	6,397
Less accumulated depreciation	(800,975)	(793,279)

Total property, plant and equipment	240,100	266,054

Goodwill (Note 3)	67,523	63,226
Intangible assets (Note 3)	52,297	60,077
Other assets (Note 9)	68,863	60,904

Total assets	¥1,791,467	¥1,773,802

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	December 31, 2009	March 31, 2009
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,972	¥11,000
Current portion of long-term debt (Note 5)	14,059	13,865
Trade notes and accounts payable	83,016	62,579
Other notes and accounts payable	47,316	43,452
Accrued payroll and bonus	36,077	41,756
Accrued income taxes	9,645	7,430
Other accrued liabilities	26,856	26,967
Other current liabilities (Notes 5, 7 and 9)	37,041	30,912

Total current liabilities	257,982	237,961

Non-current liabilities:
Long-term debt (Note 5)	31,146	28,538
Accrued pension and severance liabilities (Note 8)	32,280	34,567
Deferred income taxes (Note 9)	72,023	71,539
Other non-current liabilities (Note 9)	16,441	18,109

Total non-current liabilities	151,890	152,753

Total liabilities	409,872	390,714

Commitments and contingencies (Note 10)

Kyocera Corporation shareholders’ equity (Note 11):
Common stock	115,703	115,703
Additional paid-in capital	162,973	163,151
Retained earnings	1,146,508	1,150,050
Accumulated other comprehensive income (Note 7)	(53,387)	(54,673)
Treasury stock, at cost	(50,603)	(50,568)

Total Kyocera Corporation shareholders’ equity	1,321,194	1,323,663

Noncontrolling interests (Note 11)	60,401	59,425

Total equity	1,381,595	1,383,088

Total liabilities and equity	¥1,791,467	¥1,773,802

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥902,577	¥768,920
Cost of sales (Note 7)	652,416	572,776

Gross profit	250,161	196,144
Selling, general and administrative expenses (Note 12)	182,904	158,131

Profit from operations	67,257	38,013

Other income (expenses):
Interest and dividend income	13,552	11,821
Interest expense (Note 7)	(544)	(2,188)
Foreign currency transaction (losses) gains, net (Note 7)	(521)	1,871
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Notes 5, 7 and 15)	4,905	(18,195)
Losses on sale of securities, net	(2,245)	(162)
Losses on impairment of securities	(1,488)	(114)
Other, net (Note 5)	1,493	1,693

Total other income (expenses)	15,152	(5,274)

Income before income taxes	82,409	32,739
Income taxes (Note 9)	22,045	10,747

Net income	60,364	21,992
Net income attributable to noncontrolling interests	(3,596)	(3,511)

Net income attributable to shareholders of Kyocera Corporation	¥56,768	¥18,481

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥300.39	¥100.70
Diluted	¥300.30	¥100.70
Average number of shares of common stock outstanding:
Basic	188,981	183,526
Diluted	189,038	183,526

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥243,860	¥285,017
Cost of sales (Note 7)	179,131	203,130

Gross profit	64,729	81,887
Selling, general and administrative expenses (Note 12)	59,701	52,732

Profit from operations	5,028	29,155

Other income (expenses):
Interest and dividend income	5,281	5,281
Interest expense (Note 7)	(138)	(688)
Foreign currency transaction (losses) gains, net (Note 7)	(396)	1,019
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Notes 5, 7 and 15)	1,347	(19,692)
Losses on sale of securities, net	(1,996)	(86)
Losses on impairment of securities	(1,067)	(31)
Other, net (Note 5)	342	633

Total other income (expenses)	3,373	(13,564)

Income before income taxes	8,401	15,591
Income taxes (Note 9)	(4,096)	4,474

Net income	12,497	11,117
Net income attributable to noncontrolling interests	(978)	(1,364)

Net income attributable to shareholders of Kyocera Corporation	¥11,519	¥9,753

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥61.37	¥53.14
Diluted	¥61.37	¥53.14
Average number of shares of common stock outstanding:
Basic	187,703	183,524
Diluted	187,703	183,524

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Cash flows from operating activities:
Net income	¥60,364	¥21,992
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,747	54,077
Provision for doubtful accounts	577	361
Write-down of inventories	4,465	10,817
Deferred income taxes	4,517	(7,997)
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Notes 5, 7 and 15)	(4,905)	18,195
Losses on sale of securities, net	2,245	162
Losses on impairment of securities	1,488	114
Gains on sales of property, plant and equipment, and intangible assets	(10,274)	(1,374)
Foreign currency adjustments	1,037	727
Change in assets and liabilities:
(Increase) Decrease in receivables	41,675	(32,417)
(Increase) Decrease in inventories	(17,239)	5,598
Increase in other current assets	(14,973)	(22,607)
Increase (Decrease) in notes and accounts payable	(38,426)	27,114
Increase (Decrease) in accrued income taxes	(19,059)	23
Increase (Decrease) in other current liabilities	(11,940)	1,666
Decrease in other non-current liabilities	(1,072)	(4,057)
Other, net	(1,526)	(3,404)

Net cash provided by operating activities	69,701	68,990

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(23,753)	(20,184)
Payments for purchases of held-to-maturity securities	(25,266)	(41,914)
Payments for purchases of other securities	(192)	(4,207)
Proceeds from sales of available-for-sale securities	24,848	13,567
Proceeds from maturities of held-to-maturity securities	20,176	29,279
Acquisitions of businesses, net of cash acquired (Note 3)	(42,717)	(4,231)
Payments for purchases of property, plant and equipment	(61,996)	(22,276)
Payments for purchases of intangible assets	(6,290)	(2,691)
Proceeds from sales of property, plant and equipment, and intangible assets	12,180	2,899
Acquisition of certificate of deposits and time deposits	(219,113)	(212,625)
Withdrawal of certificate of deposits and time deposits	136,758	265,475
Other, net	(5,892)	527

Net cash provided by (used in) investing activities	(191,257)	3,619

Cash flows from financing activities:
Increase (Decrease) in short-term debt, net	6,317	(6,577)
Issuance of long-term debt	—	11,642
Payments of long-term debt	(3,335)	(16,591)
Dividends paid (Note 11)	(24,017)	(23,247)
Purchase of treasury stock	(38,195)	(38)
Reissuance of treasury stock	3,036	3
Other, net	(2,126)	(1,893)

Net cash used in financing activities	(58,320)	(36,701)

Effect of exchange rate changes on cash and cash equivalents	(22,702)	(6,522)

Net increase (decrease) in cash and cash equivalents	(202,578)	29,386
Cash and cash equivalents at beginning of period	447,586	269,247

Cash and cash equivalents at end of period	¥245,008	¥298,633

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS> (Unaudited)

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Comprehensive Income

Comprehensive income is the change in equity except for capital transactions and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, pension adjustments and net unrealized gains (losses) on securities and derivative financial instruments.

(3) Business Combinations

Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period.

(4) Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(5) Lease Accounting

Kyocera records tangible assets as capital lease for all of rent transaction which rewards of ownership and transfers risk of property substantially.

(6) Benefit Plans

Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(7) Unused Compensated Absence

Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(8) Income Taxes

Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(9) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from additional paid-in capital.

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary. All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

(2) Revenue Recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of seven reporting segments, including Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group, Electronic Device Group, Telecommunications Equipment Group, Information Equipment Group and Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition”. Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group directly to end users sold together with installation services.

The transfer of ownership and revenue recognition for sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group directly to end users sold together with installation services occurs at the completion of installation and customer acceptance, as we have no further obligations under the contracts and all revenue recognition criteria under ASC 605 have been met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation service and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” (ASC 605-50) and ASC 605-15, “Products” (ASC 605-15).

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. Kyocera believes that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the products are returned and verified, the distributor is given credit against their accounts receivable.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor’s end customer from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customer. In accordance with ASC 605, at the time we record the sales to the distributor, an allowance for the estimated future distributor activity related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activity. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

In the Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and Cash Equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts included in other assets at December 31, 2009 and at March 31, 2009 were ¥2,344 million and ¥2,478 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 70% and 72% at December 31, 2009 and March 31, 2009, respectively, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 53% and 49% at December 31, 2009 and at March 31, 2009, respectively, and by other methods including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted by the cost method.

Kyocera evaluates whether the declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expense in the year incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful live, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 10 years
Customer relationships	3 to 18 years

(10) Impairment of Long-Lived Assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, and the hedged transaction is no longer expected to occur, the derivatives will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Kyocera recognizes the cost resulting from share-based payment transactions in financial statements by fair-value based measurement method. Under the modified prospective method, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net Income Attributable to Shareholders of Kyocera Corporation and Cash Dividends per Share

Basic earning per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently Adopted Accounting Standards

Kyocera adopted the FASB ASC 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 805, “Business Combinations” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statements of income for the three and nine months ended December 31, 2008 and the consolidated statement of cash flows for the nine months ended December 31, 2008. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted (a) the FASB ASC 820, “Fair Value Measurements and Disclosures” (former FASB Staff Positions (FSP) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) (b) the FASB ASC 320, “Investments-Debt and Equity Securities” (former FSP No. 115-2 and former FSP No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”) (c) the FASB ASC 825, “Financial Instruments” (former FSP No. 107-1 and former Accounting Principles Bulletins (APB) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) on April 1, 2009.

(a)	The FASB ASC 820 (former FSP No. 157-4) provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, this accounting standard requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	The FASB ASC 320 (former FSP No. 115-2 and former FSP No. 124-2) amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	The FASB ASC 825 (former FSP No. 107-1 and former APB No. 28-1) requires interim disclosures regarding the fair values of financial instruments that are within the scope of the FASB ASC 825. Additionally, this accounting standard requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from previous periods.

The adoption of these three FASB ASCs had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB ASC 855, “Subsequent Events” (former SFAS No. 165, “Subsequent Events”) on April 1, 2009. The purpose of this accounting standard is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the FASB Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value” on October 1, 2009. This accounting standard provides amendments to provisions related to the fair value measurement of liabilities as follows:

(a)	In circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

•	The quoted price of the identical liability when traded as an asset.

•	Quoted prices for similar liabilities or similar liabilities when traded as assets.

•	Another valuation technique that is consistent with principles of the Topics, such as the income approach or a market approach.

(b)	When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.

(c)	Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 5 to the Consolidated Financial Statement on this Form 6-K.

(17) Recently Issued Accounting Standards

In December 2008, the FASB issued ASC 715, “Compensation-Retirement Benefits” (former FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) which provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. This accounting standard will be effective for fiscal years ending after December 15, 2009. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have any impact on Kyocera’s consolidated results of operations, financial position and cash flows.

In September 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets.” This accounting standard codified SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140” issued in June 2009 in the FASB ASC 860. This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. This accounting standard must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the FASB ASC 810. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This accounting standard shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements.” This accounting standard provides amendments to ASC 820-10 that require new disclosures as follows:

(a)	Transfer in and out of Level 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

(b)	Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuance, and settlements.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows. With respect to the technical terms related to the fair value measurement in the above description, please refer to the Note 5 to the Consolidated Financial Statement on this Form 6-K.

(18) Reclassifications

Captions presented in the consolidated balance sheet at March 31, 2009, the consolidated statements of income for the three and nine months ended December 31, 2008, the consolidated statement of cash flows for the nine months ended December 31, 2008 and their corresponding footnotes have been reclassified to conform to the current presentation.

3. Business Combination

Kyocera Mita Corporation acquired additional equity interests in TA Triumph-Adler AG, a German-based distributor of information equipment, which had previously been accounted for by the equity method, through a takeover offer or directly from its shareholders, and turned it into a consolidated subsidiary on January 21, 2009. The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended June 30, 2009. The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

January 21, 2009
(Yen in millions)
Current assets	¥27,543
Intangible assets	17,335
Other non-current assets	23,337

Total assets	68,215

Current liabilities	25,501
Non-current liabilities	41,004

Total liabilities	66,505

Noncontrolling interests	3

Total identified assets, liabilities and noncontrolling interests	1,707

Purchase price	8,234
Investments in TA Triumph-Adler AG before the consolidation as a subsidiary	4,198

Goodwill	¥10,725

On July 31, 2009, Kyocera Mita Corporation acquired 100% of the common stock of two distributors of information equipment in Korea and made them consolidated subsidiaries in the name of Kyocera Mita Korea Co., Ltd and Kyocera Mita Korea Document Solution Co., Ltd.

On October 1, 2009, Kyocera Mita Canada, Ltd., a subsidiary of Kyocera Mita, acquired operations and related assets of Gold Business Machines Ltd. and Gold Business Machines Brandon Ltd. to expand its sales channels in Canada.

On December 1, 2009, Kyocera Mita America, Inc., a subsidiary of Kyocera Mita, acquired 100% of the common stock of Allister Business Systems, Inc. and made it a consolidated subsidiary to expand its sales channels in the United States of America.

On August 3, 2009, Kyocera Communication System Co., Ltd. acquired 67% of the common stock of Net it works, Inc., a Japanese telecommunication engineering company and made it a consolidated subsidiary.

These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial position and cash flows.

4. Investment in Debt, Equity Securities and Other Investments

Investments in debt and equity securities as of December 31, 2009 and March 31, 2009, included in short-term investments (current assets) and in securities and other investments (non-current assets), are summarized as follows:

	December 31, 2009				March 31, 2009
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥16,187	¥15,766	¥26	¥447	¥11,884	¥11,359	¥16	¥541
Other debt securities	3,318	3,054	2	266	5,716	5,220	22	518
Equity securities	274,706	317,114	43,128	720	270,156	291,137	22,099	1,118

Total available-for-sale securities	294,211	335,934	43,156	1,433	287,756	307,716	22,137	2,177

Held-to-maturity securities:
Corporate debt securities	19,898	19,998	183	83	8,398	8,375	2	25
Other debt securities	19,324	19,370	60	14	19,524	19,467	17	74

Total held-to-maturity securities	39,222	39,368	243	97	27,922	27,842	19	99

Total investments in debt and equity securities	¥333,433	¥375,302	¥43,399	¥1,530	¥315,678	¥335,558	¥22,156	¥2,276

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Kyocera held time deposits and certificates of deposits which were due over three months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments as of December 31, 2009 and March 31, 2009, included in short-term investments (current assets) and in securities and other investments (non-current assets), were summarized as follows:

	December 31, 2009	March 31, 2009
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥158,502	¥211,206
Non-marketable equity securities	10,254	6,058
Long-term loans	220	1,090

Total	¥168,976	¥218,354

5. Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and Liabilities Measured at Fair Value on a Recurring Basis

	December 31, 2009				March 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Assets:
Securities (current)	¥354	¥4,547	¥155	¥5,056	¥2,743	¥1,942	¥412	¥5,097
Investment securities (non-current)	320,641	10,192	45	330,878	294,996	7,339	284	302,619
Derivatives	—	552	—	552	—	228	—	228

Total assets	¥320,995	¥15,291	¥200	¥336,486	¥297,739	¥9,509	¥696	¥307,944

Liabilities:
Derivatives	—	¥941	—	¥941	—	¥3,774	—	¥3,774

Total liabilities	—	¥941	—	¥941	—	¥3,774	—	¥3,774

Level 1 securities and investment securities consist principally of equity securities. The fair value is quoted price in active market with sufficient volume and frequency of transactions.

Level 2 securities and investment securities consist of equity securities, corporate debt securities, convertible bond and other debt securities. The fair value is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera elected the fair value option only for convertible bonds for the year ended March 31, 2009. Gain (loss) on convertible bonds amounted to ¥196 million and ¥(15) million were recorded in other, net on the consolidated statement of income for the nine and three months ended December 31, 2009, respectively.

Level 3 securities and investment securities consist of corporate debt securities and other debt securities. The fair value is determined using input that is both unobservable and significant to the values of instruments being measured.

Level 2 derivatives consist of foreign currency forward contracts, interest rate swaps, interest rate caps and currency swaps. The fair value is estimated based on quotes from financial institutions. For detail information of derivatives, see Note 7 to the Consolidated Financial Statements on this Form 6-K.

The following table presents additional information about Level 3 securities and investment securities measured at fair value on recurring basis for the nine and three months ended December 31, 2009.

	Nine months ended December 31, 2009	Three months ended December 31, 2009
	(Yen in millions)
Balance at beginning of period	¥696	¥299
Total gains or losses (realized / unrealized)
Included in earnings	(30)	1
Included in other comprehensive income	61	8
Purchase, issuance and settlements	(378)	(15)
Transfer in and/or out of Level 3	(149)	(93)

Balance at end of period	¥200	¥200

(2) Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

	Balance at December 31, 2009	Level 1	Level 2	Level 3	Total losses for the nine months ended December 31, 2009	Total losses for the three months ended December 31, 2009
	(Yen in millions)
Investments in an affiliate	¥0	—	—	¥0	¥(19,987)	¥(19,987)

During the nine and three months ended December 31, 2009, Kyocera measured the fair value and recognized an other-than-temporary impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., an affiliate company of Kyocera and is accounted for by the equity method. The impairment loss was included in equity in earnings (losses) of affiliates and unconsolidated subsidiaries in the consolidated statement of income. The fair value of this investment is based on valuation techniques using the best information available, and may include market comparables, analysis of financial position and estimated future cash flow. The investment was classified as a Level 3 asset because unobservable inputs were used to determine the fair value, which included assumptions market participants would use to value this investment due to the absence of quoted market prices.

(3) Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	December 31, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
	(Yen in millions)
Assets:
Securities and other investments (a)	¥372,466	¥372,583	¥351,849	¥351,778
Liabilities:
Long term debt (including due within one year) (b)	¥45,205	¥45,413	¥42,403	¥42,611

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at December 31, 2009 and March 31, 2009 were ¥10,230 million and ¥6,001 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, short-term investments and short-term borrowings, the carrying amount approximates fair value because of the short maturity of these instruments.

6. Inventories

Inventories at December 31, 2009 and March 31, 2009 are as follows:

	December 31, 2009	March 31, 2009
	(Yen in millions)
Finished goods	¥88,457	¥104,379
Work in process	41,909	39,836
Raw materials and supplies	50,912	55,426

Total	¥181,278	¥199,641

7. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

(1) Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rate debt to fixed rates.

(2) Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months and currency swaps to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable, payable and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The location and fair value of derivative financial instruments in the consolidated balance sheet at December 31, 2009 are as follows:

	December 31, 2009
	Asset derivatives		Liability derivatives
	Location	Fair value	Location	Fair value
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥68	Other current liabilities	¥210
Interest rate swaps	—	—	Other current liabilities	43
Interest rate caps	Other current assets	0	—	—

Total		¥68		¥253

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥484	Other current liabilities	¥684
Currency swaps	—	—	Other current liabilities	4

Total		¥484		¥688

Total derivatives		¥552		¥941

The location and amount of derivative financial instruments in the comprehensive income in the nine months ended December 31, 2009 are as follows:

	Nine months ended December 31, 2009
	Gains (losses) recognized in accumulated other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥(5)	Net sales and Cost of sales	¥(169)	Foreign currency transaction (losses) gains, net	¥(6)
Interest rate swaps	30	Interest expense	15	Interest expense	—
Interest rate swaps	21	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(36)	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	0

Total	¥46		¥(190)		¥(6)

	Nine months ended December 31, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction (losses) gains, net	¥3,155
Currency swaps	Foreign currency transaction (losses) gains, net	6

Total		¥3,161

The location and amount of derivative financial instruments in the comprehensive income in the three months ended December 31, 2009 are as follows:

	Three months ended December 31, 2009
	Gains (losses) recognized in accumulated other comprehensive income	Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
	(Yen in millions)
Derivatives designated as cash flow hedge:
Foreign currency forward contracts	¥55	Net sales and Cost of sales	¥(244)	Foreign currency transaction (losses) gains, net	¥8
Interest rate swaps	16	Interest expense	6	Interest expense	—
Interest rate swaps	20	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(26)	Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	—
Interest rate caps	0	Interest expense	0	Interest expense	0

Total	¥91		¥(264)		¥8

	Three months ended December 31, 2009
	Gains (losses) recognized in income
	Location	Amount
	(Yen in millions)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Foreign currency transaction (losses) gains, net	¥(1,800)
Currency swaps	Foreign currency transaction (losses) gains, net	(3)

Total		¥(1,803)

The aggregate contract amounts of derivative financial instruments at December 31, 2009 and March 31, 2009 are as follows:

	December 31, 2009	March 31, 2009
	Aggregate contract amounts	Aggregate contract amounts
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥9,824	¥9,750
Interest rate swaps	660	650
Interest rate caps	3,300	2,275

Total	¥13,784	¥12,675
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥92,989	¥101,346
Currency swaps	268	331

Total	¥93,257	¥101,677

Total derivatives	¥107,041	¥114,352

8. Benefit Plans

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the nine months ended December 31, 2008 and 2009 include the following components:

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Service cost	¥6,176	¥6,605
Interest cost	1,783	1,726
Expected return on plan assets	(2,166)	(2,291)
Amortization of transition obligation	67	—
Amortization of prior service cost	(3,247)	(3,244)
Recognized actuarial loss	680	881

Net periodic pension costs	¥3,293	¥3,677

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the three months ended December 31, 2008 and 2009 include the following components:

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions)
Service cost	¥2,059	¥2,203
Interest cost	594	576
Expected return on plan assets	(722)	(764)
Amortization of transition obligation	22	—
Amortization of prior service cost	(1,082)	(1,080)
Recognized actuarial loss	227	294

Net periodic pension costs	¥1,098	¥1,229

Foreign:

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries and TA Triumph-Adler AG and its consolidated subsidiaries in the nine months ended December 31, 2008 and 2009 include the following components:

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Service cost	¥270	¥250
Interest cost	936	1,659
Expected return on plan assets	(1,010)	(856)
Amortization of prior service cost	8	7
Recognized actuarial loss	61	169

Net periodic pension costs	¥265	¥1,229

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries and TA Triumph-Adler AG and its consolidated subsidiaries in the three months ended December 31, 2008 and 2009 include the following components:

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions)
Service cost	¥90	¥82
Interest cost	312	540
Expected return on plan assets	(337)	(274)
Amortization of prior service cost	3	2
Recognized actuarial loss	20	54

Net periodic pension costs	¥88	¥404

9. Income taxes

Kyocera is currently undergoing tax examination on transfer pricing with the Osaka Regional Tax Bureau for the years ending March 31, 2004 and forward. Kyocera expects that significant change in unrecognized tax benefits may occur within the next 12 months. Such change is not expected to have a significant impact on Kyocera’s consolidated results of operations and financial position.

10. Commitments and Contingencies

As of December 31, 2009, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥13,088 million due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at December 31, 2009 are as follows:

December 31, 2009
(Yen in millions)
Due within 1 year	¥4,740
Due after 1 year within 2 years	3,100
Due after 2 years within 3 years	2,082
Due after 3 years within 4 years	1,450
Due after 4 years within 5 years	872
Thereafter	1,598

Total	¥13,842

Kyocera has entered into purchase agreements for a certain portion of anticipated quantity of materials used in its operations. Under those agreements, during the nine months and the three months ended December 31, 2009, Kyocera purchased ¥8,864 million and ¥2,866 million, respectively and is obligated to purchase ¥274,505 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At December 31, 2009, the total amount of these guarantees was ¥782 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX Corporation (AVX) has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥29,302 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the EPA indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

11. Equity

Based on the resolution for the payment of year-end dividends at the ordinary general shareholders’ meeting held on June 25, 2009, Kyocera paid cash dividends totaling ¥11,012 million, ¥60 per share of common stock on June 26, 2009 to shareholders of record on March 31, 2009.

Based on the resolution for the payment of interim dividends at the board of directors held on October 30, 2009, Kyocera paid cash dividends totaling ¥11,011 million, ¥60 per share of common stock on December 7, 2009 to stockholders of record on September 30, 2009.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2008 and 2009 are as follows:

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,451,165	¥65,002	¥1,516,167	¥1,323,663	¥59,425	¥1,383,088
Application of FASB ASC 715 to balance at beginning of period	(940)	(26)	(966)	—	—	—
Comprehensive income (loss)	8,149	(6,122)	2,027	19,689	1,276	20,965
Cash dividends	(22,754)	—	(22,754)	(22,023)	—	(22,023)
Cash dividends paid to noncontrolling interests	—	(1,343)	(1,343)	—	(1,308)	(1,308)
Purchase of treasury stock	(38,195)	—	(38,195)	(38)	—	(38)
Other	3,175	(850)	2,325	(97)	1,008	911

Balance at end of period	¥1,400,600	¥56,661	¥1,457,261	¥1,321,194	¥60,401	¥1,381,595

Changes in comprehensive income (loss) for the nine and three months ended December 31, 2008 and 2009 are as follows:

	Nine months ended December 31, 2008			Nine months ended December 31, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥56,768	¥3,596	¥60,364	¥18,481	¥3,511	¥21,992
Net unrealized gains (losses) on securities	2,702	(123)	2,579	12,881	97	12,978
Net unrealized gains (losses) on derivative financial instruments	(228)	(72)	(300)	46	(1)	45
Pension adjustments	(1,268)	123	(1,145)	(1,257)	(75)	(1,332)
Foreign currency translation adjustments	(49,825)	(9,646)	(59,471)	(10,462)	(2,256)	(12,718)

Comprehensive income (loss)	¥8,149	¥(6,122)	¥2,027	¥19,689	¥1,276	¥20,965

	Three months ended December 31, 2008			Three months ended December 31, 2009
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥11,519	¥978	¥12,497	¥9,753	¥1,364	¥11,117
Net unrealized gains (losses) on securities	12,011	(62)	11,949	(4,398)	14	(4,384)
Net unrealized gains (losses) on derivative financial instruments	19	35	54	91	(66)	25
Pension adjustments	(318)	82	(236)	(823)	(8)	(831)
Foreign currency translation adjustments	(52,128)	(10,196)	(62,324)	5,087	783	5,870

Comprehensive income (loss)	¥(28,897)	¥(9,163)	¥(38,060)	¥9,710	¥2,087	¥11,797

12. Supplemental Expense Information

Supplemental expense information is as follows:

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Research and development expenses	¥51,442	¥38,098
Advertising expenses	¥7,198	¥5,390
Shipping and handling cost included in selling, general and administrative expenses	¥13,219	¥9,951

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions)
Research and development expenses	¥16,080	¥12,083
Advertising expenses	¥2,508	¥1,812
Shipping and handling cost included in selling, general and administrative expenses	¥3,866	¥3,635

During the nine months ended December 31, 2008, selling, general and administrative expenses included ¥10,557 million of gains on sales of certain properties which were located in Japan and overseas, and ¥2,309 million of an impairment loss on long-lived assets which were used for a production of Organic Light-Emitting Diode Displays in the Electronic Device Group.

13. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Ceramic Packages for Crystal and SAW Devices

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators

SAW Devices, RF Modules, EMI Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(Information Equipment Group)

ECOSYS Printer, Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Integration Business on Information Systems and Network Infrastructures Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators, Molded Products

Hotel Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Three months ended December 31, 2008	Three months ended December 31, 2009
Amount of sales to KDDI (Yen in millions)	¥18,361	¥34,732
Ratio of amount of sale to KDDI to consolidated net sales (%)	7.5	12.2

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Amount of sales to KDDI (Yen in millions)	¥100,239	¥78,366
Ratio of amount of sale to KDDI to consolidated net sales (%)	11.1	10.2

Information by reporting segments for the three and nine months ended December 31, 2008 and 2009 is summarized as follows:

(Reporting Segments)

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥14,777	¥14,866
Semiconductor Parts Group	31,187	37,425
Applied Ceramic Products Group	36,178	44,627
Electronic Device Group	52,505	51,076
Telecommunications Equipment Group	34,367	51,659
Information Equipment Group	49,643	59,509
Others	30,667	31,928
Adjustments and eliminations	(5,464)	(6,073)

Net sales	¥243,860	¥285,017

Income before income taxes:
Fine Ceramic Parts Group	¥(394)	¥1,016
Semiconductor Parts Group	1,158	5,977
Applied Ceramic Products Group	7,266	6,545
Electronic Device Group	(897)	6,187
Telecommunications Equipment Group	(8,278)	1,077
Information Equipment Group	2,395	6,364
Others	1,372	2,109

Total operating profit	2,622	29,275
Corporate	4,560	6,113
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	1,347	(19,692)
Adjustments and eliminations	(128)	(105)

Income before income taxes	¥8,401	¥15,591

Depreciation and amortization:
Fine Ceramic Parts Group	¥2,034	¥1,451
Semiconductor Parts Group	3,331	2,451
Applied Ceramic Products Group	2,981	2,739
Electronic Device Group	6,013	4,084
Telecommunications Equipment Group	4,477	2,308
Information Equipment Group	3,658	3,291
Others	1,636	1,265
Corporate	683	594

Total	¥24,813	¥18,183

Capital expenditures:
Fine Ceramic Parts Group	¥1,961	¥688
Semiconductor Parts Group	1,784	1,417
Applied Ceramic Products Group	6,541	2,254
Electronic Device Group	3,446	2,058
Telecommunications Equipment Group	1,141	630
Information Equipment Group	2,776	632
Others	316	371
Corporate	297	542

Total	¥18,262	¥8,592

(Reporting Segments)

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥52,122	¥36,387
Semiconductor Parts Group	113,459	99,641
Applied Ceramic Products Group	122,431	111,510
Electronic Device Group	190,523	145,537
Telecommunications Equipment Group	169,785	131,408
Information Equipment Group	175,380	170,660
Others	96,973	89,753
Adjustments and eliminations	(18,096)	(15,976)

Net sales	¥902,577	¥768,920

Income before income taxes:
Fine Ceramic Parts Group	¥2,492	¥(2,567)
Semiconductor Parts Group	11,883	10,447
Applied Ceramic Products Group	27,994	10,909
Electronic Device Group	5,136	6,515
Telecommunications Equipment Group	(10,651)	(6,426)
Information Equipment Group	14,594	14,724
Others	15,241	3,907

Total operating profit	66,689	37,509
Corporate	10,795	13,425
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	4,905	(18,195)
Adjustments and eliminations	20	0

Income before income taxes	¥82,409	¥32,739

Depreciation and amortization:
Fine Ceramic Parts Group	¥5,830	¥4,261
Semiconductor Parts Group	10,228	7,008
Applied Ceramic Products Group	7,875	7,703
Electronic Device Group	18,345	12,621
Telecommunications Equipment Group	13,491	7,292
Information Equipment Group	10,057	9,797
Others	4,886	3,564
Corporate	2,035	1,831

Total	¥72,747	¥54,077

Capital expenditures:
Fine Ceramic Parts Group	¥4,514	¥1,399
Semiconductor Parts Group	5,961	3,754
Applied Ceramic Products Group	12,357	5,700
Electronic Device Group	13,765	4,140
Telecommunications Equipment Group	3,219	2,179
Information Equipment Group	10,853	2,522
Others	2,035	1,400
Corporate	2,538	1,060

Total	¥55,242	¥22,154

Geographic segments (Net sales by region)

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions)
Net sales:
Japan	¥101,661	¥130,451
Europe	42,996	53,318
United States of America	44,883	43,409
Asia	40,368	44,514
Others	13,952	13,325

Net sales	¥243,860	¥285,017

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Net sales:
Japan	¥370,829	¥330,167
Europe	161,074	147,068
United States of America	162,057	128,159
Asia	152,202	126,670
Others	56,415	36,856

Net sales	¥902,577	¥768,920

There are no individually material countries with respect to revenue from external customers in Europe, Asia and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions)
Net sales:
Japan	¥107,262	¥132,469
Intra-group sales and transfer between geographic areas	80,800	83,558

	188,062	216,027

Europe	44,649	56,829
Intra-group sales and transfer between geographic areas	6,336	6,630

	50,985	63,459

United States of America	55,902	53,539
Intra-group sales and transfer between geographic areas	3,073	6,316

	58,975	59,855

Asia	32,468	37,593
Intra-group sales and transfer between geographic areas	43,336	42,269

	75,804	79,862

Others	3,579	4,587
Intra-group sales and transfer between geographic areas	2,906	3,156

	6,485	7,743

Adjustments and eliminations	(136,451)	(141,929)

Net sales	¥243,860	¥285,017

Income before income taxes:
Japan	¥(4,645)	¥18,703
Europe	974	3,010
United States of America	(1,545)	2,657
Asia	2,954	3,717
Others	(68)	689

	(2,330)	28,776
Corporate	4,560	6,113
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	1,347	(19,692)
Adjustments and eliminations	4,824	394

Income before income taxes	¥8,401	¥15,591

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions)
Net sales:
Japan	¥390,851	¥339,761
Intra-group sales and transfer between geographic areas	299,508	226,700

	690,359	566,461

Europe	167,158	153,829
Intra-group sales and transfer between geographic areas	22,684	19,381

	189,842	173,210

United States of America	197,562	154,048
Intra-group sales and transfer between geographic areas	17,899	17,768

	215,461	171,816

Asia	130,500	107,753
Intra-group sales and transfer between geographic areas	162,468	108,817

	292,968	216,570

Others	16,506	13,529
Intra-group sales and transfer between geographic areas	10,055	9,410

	26,561	22,939

Adjustments and eliminations	(512,614)	(382,076)

Net sales	¥902,577	¥768,920

Income before income taxes:
Japan	¥34,647	¥17,424
Europe	5,347	1,968
United States of America	817	4,811
Asia	21,654	9,884
Others	567	1,964

	63,032	36,051
Corporate	10,795	13,425
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	4,905	(18,195)
Adjustments and eliminations	3,677	1,458

Income before income taxes	¥82,409	¥32,739

14. Per Share Information

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥56,768	¥18,481

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥300.39	¥100.70
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥300.30	¥100.70

Basic weighted average number of shares outstanding	188,981	183,526
Dilutive effect of stock options	57	—
Diluted weighted average number of shares outstanding	189,038	183,526

	Three months ended December 31, 2008	Three months ended December 31, 2009
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥11,519	¥9,753

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥61.37	¥53.14
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥61.37	¥53.14

Basic weighted average number of shares outstanding	187,703	183,524
Dilutive effect of stock options	—	—
Diluted weighted average number of shares outstanding	187,703	183,524

15. Alternative Dispute Resolution Procedure at WILLCOM, Inc.

Kyocera owns a 30% interest in WILLCOM, Inc. and accounts for its investment under the equity method. Kyocera mainly sells Personal Handyphone System (PHS) handsets and PHS base stations to WILLCOM, Inc.

On September 24, 2009, WILLCOM, Inc. applied for Alternative Dispute Resolution (ADR) process in order to improve earning capacity and financial strength with the goal of revitalizing and strengthening the business, and received acceptance for the ADR procedure as prescribed in the Act on Special Measures for Industrial Revitalization with Japanese Association of Turnaround Professionals (JATP).

The ADR process is not a bankruptcy process but is a procedure that has the reliability in the form of legal settlement and the flexibility of a private settlement that allows the company to continue its daily commercial transactions. The JATP is an independent organization licensed by the Minister of Economy, Trade and Industry of Japan. The ADR procedure enables users to resolve disputes with the involvement of JATP, which acts as an unbiased intermediary in achieving a resolution between the parties.

At December 31, 2009, the business revitalization plan continues to be under discussion and has not been resolved.

During the three months ended December 31, 2009, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc. in equity in losses of affiliates as management believes the investment may not be recoverable.

At December 31, 2009, Kyocera’s trade receivables from WILLCOM, Inc. were ¥15,350 million. Kyocera’s sales to WILLCOM, Inc. during the nine and three months ended December 31, 2008 and 2009 were ¥17,476 million and ¥15,407 million and ¥3,996 million and ¥4,124 million, respectively.

At December 31, 2009, Kyocera recorded no allowance against trade receivables from WILLCOM, Inc. Taking into consideration the current financial positions and estimated future cash flows of WILLCOM, Inc., Kyocera believes there are no trade receivables which are expected to be uncollectible taking into account the situation that the business revitalization plan had not been resolved. The result of resolution may affect the valuation of Kyocera’s trade receivables from WILLCOM, Inc. and may have a material effect on Kyocera’s consolidated results of operations and financial position.

16. Subsequent Event

Kyocera has evaluated subsequent events requiring recognition or disclosure in the financial statements during the period from January 1, 2010 through February 2, 2010, the date of issuance of this Quarterly Report in Japan. During the period, no material subsequent events were identified.

Reference Information (Unaudited)

1. Production (Sales price)

	Three months ended December 31, 2008		Three months ended December 31, 2009		Increase (Decrease) %
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥13,850	6.0	¥15,166	5.3	9.5
Semiconductor Parts Group	29,959	13.1	39,140	13.6	30.6
Applied Ceramic Products Group	39,118	17.0	44,983	15.7	15.0
Electronic Device Group	46,264	20.1	55,143	19.2	19.2
Total Components Business	129,191	56.2	154,432	53.8	19.5
Telecommunications Equipment Group	34,299	14.9	52,466	18.2	53.0
Information Equipment Group	44,973	19.6	57,099	19.9	27.0
Total Equipment Business	79,272	34.5	109,565	38.1	38.2
Others	21,485	9.3	23,317	8.1	8.5

Production	¥229,948	100.0	¥287,314	100.0	24.9

2. Orders
	Three months ended December 31, 2008		Three months ended December 31, 2009		Increase (Decrease) %
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥13,546	5.7	¥15,276	5.1	12.8
Semiconductor Parts Group	28,754	12.2	39,079	13.1	35.9
Applied Ceramic Products Group	36,925	15.7	46,712	15.7	26.5
Electronic Device Group	44,610	18.9	56,142	18.8	25.9
Total Components Business	123,835	52.5	157,209	52.7	27.0
Telecommunications Equipment Group	37,895	16.1	54,238	18.2	43.1
Information Equipment Group	49,059	20.8	59,280	19.9	20.8
Total Equipment Business	86,954	36.9	113,518	38.1	30.5
Others	29,753	12.6	33,565	11.3	12.8
Adjustments and eliminations	(4,771)	(2.0)	(6,197)	(2.1)	—

Orders	¥235,771	100.0	¥298,095	100.0	26.4